

HEALING BUDZ

The Community for Natural Healing

BUSINESS PLAN

David Trujillo, Co-Founder & CEO | 6826 NW 169th Street, Miami, FL 33015 | 786.306.5583 | www.healingbudz.com

Creating a passionate community of healing where people can freely connect with one another to promote the benefits of Cannabis through encouragement, information, and resources derived from personal experiences.

With large communities comes the need to use technology to connect, inform, and transform them. Technology is playing an increasingly important role in the marijuana world, especially when it comes to connecting doctors with patients and patients with reliable medicine.

Considering the rapid growth of the legal marijuana industry in the US—it easily topped $6 billion in sales last year—and the fact that public support for legal pot is at an all-time high, we felt it was time to harness the significant breadth of knowledge of this sizable community.

The idea perfectly marries our passions for "the people's plant" and educating the public about this incredible font of medicinal healing.

The Healing Budz app covers a spectrum that includes everything from social interactions to education. The excitement around the cannabis industry means there are quite a few pot-related mobile app options out there, but none are like Healing Budz; a broad platform with a lot of options wrapped in an easy-to-use interface.

X.X OBJECTIVES

1. Completion of Healing Budz app platform.

2. Connect with the patients, practitioners and caregivers for early adoption of the system.

3. Recruitment of monthly subscription customers and advertisement buyers.

4. Link the entire community together for one seamless experience.



X.X KEYS TO SUCCESS



Building a community of dedicated users.

Presenting the power of the community to purveyors of products and services.

Adapting the platform to allow for a continual positive and desirable experience.



X.X CANNABIS AS AN ALTERNATIVE MEDICINE

There are 2.3 million cannabis patients in the US, but unless they monitor PubMed daily, it proves challenging to stay on top of the medical discoveries being made daily about this newly re-discovered, old world medicine.

From cancer to chronic pain, symptoms, and disorders are continually being added to the list of qualifying conditions for which a marijuana card can be issued.

One of the primary uses of medical marijuana is for pain control. Medications such as acetaminophen or ibuprofen and codeine can still be safe and effective, but marijuana can be used to reduce the number of prescription medications a patient uses daily. The upside of medical marijuana for pain management is that there are fewer side effects compared to opioid drugs.

Cancer patients in chemotherapy or radiation treatment regularly deal with pain and nausea, two symptoms that medical marijuana is excellent at banishing. On Healing Budz, a patient may want to connect with other cancer survivors, swap medicated recipes for nausea, or search for medicated edibles that use ginger, a natural anti-nauseant, as an ingredient.

Is cannabis as an alternative medicine important to you? You should check out our Growth Fountain crowdfunding page for more ways to support medical marijuana patients and conversations that can only happen between health care experts and patients.



Healing Budz is the brainchild of a few passionate visionaries. David Trujillo, CEO and Fred Trujillo - driven by personal experiences of a loved one in need of alternative wellness solutions. Due to the limit of fact based information available, David and Fred knew there must be better way. The creation of Healing Budz, a Florida based C-Corporation, is their solution. A great team was quickly put together to implement The Healing Budz App. Suzette Caloca, Chief Brand Officer, Jay Lee, Chief Technology Officer, James Lourie, VP of Sales and Alex Hache Jr, Chief Financial Officer make up management team.

Healing Budz does not cultivate, distribute, or deliver medical cannabis. We are like if Facebook and HelloMD had a baby; made for those who want to connect with real information from real experts in the medical marijuana world.

Healing Budz exists to democratize information and connect medical marijuana patients with all types of canna-businesses in their area. Our users are like-minded people who are curious about the healing properties of the Cannabis sativa L. plant and yearn to learn more as the industry unfolds over the coming years. The mobile app provides cannabis patients with a user-friendly platform where they can ask questions that are intelligently routed by our software to subject matter experts like doctors, daily consumers, enthusiasts and more.

Industry experts are invited to answer these issues; they are rewarded for contributing trusted plant science and medicine research by gaining a following and the chance to promote their business or product.



DAVID TRUJILLO

CO-FOUNDER & CEO

David is a South Florida native who is a passionate innovator with a knack for finding unique solutions to complicated problems. As a District Manager, David has over 20 years of experience in sales and marketing. He led a team of 24 sales professionals who were responsible for attaining a $60 million dollar a year sales target. In all corporate positions previously served, he received numerous awards and was recognized a top performer.

In addition, David is a dynamic and compassionate leader, who is able to pivot when needed to serve the best interests of internal and external customers. He is known for his flexibility and ability to quickly adapt to challenging situations. He is a risk-taker and a fast-learner who is able to make informed, well-calculated decisions on the fly. As a leader, David is fair but upholds high expectations from his peers and employees.

Finally, David is passionate about the general well-being of people, patients, the Healing Budz Mission, and company bottom-line. He is a God-loving man, who also loves to spend time with family and friends, usually fishing somewhere down in the Florida Keys. His passion for faith, healing, and positivity can be seen in the success of every project he leads.



FRED TRUJILLO
CO-FOUNDER & VP

Fredis J. Trujillo better known as "Fred" is Co-Founder and Vice President at Healing Budz.

Prior to joining the team at Healing Budz, Fred has had an exceptional career over the past 40 years as a successful entrepreneur in the Insurance Industry. He has served as a business consultant for other various startups and is an active investor in the real estate and tech sector.

His passions are his family, traveling and being an avid golfer. He attended Miami-Dade Community college and received his Associates in Arts and now holds various licenses as a professional.



SUZETTE CALOCA
CO-FOUNDER & CBO

Suzette is an accomplished creative professional with 25+ years experience with a unique combination of skills in print/web design, branding, and development.

For the last 16 years, she has operated her own creative studio where she specializes in bringing agency-level graphic, print and web design services to small businesses, entrepreneurs and startups. Her mission is to provide these services to those on a tight budget. Assuring a strong professional brand and online presence for "the little guy", her company has been successful at maintaining and sustaining long-term client relationships through continued creative support.

She puts her heart and soul into every design element to ensure all of her customers are happy. Catering to clients with a personal courtesy, honesty, attention, where she creates beautiful things. Suzette's creative presence and experience in design and branding have made her an outstanding partner to bring the Healing Budz image and mission to life.

Suzette is blessed with a wonderful family whose love and support are the main contributing reasons leading to her continuing success.



JAY LEE

CO-FOUNDER & CTO

Jay is a tech professional who has been in the business since 1995. He began delving into web site and graphic design in 1997 when the internet was about to become what it is today. '

Jay also works on solving problems on PC hardware and software, and stays on the cutting edge of all electronics and digital media. He also integrated social media and online marketing in 2007 to roll with the times as the landscape of traditional marketing evolved.

Jay studied Mechanical Engineering at Carnegie Mellon and Boston University and also enjoys teaching/playing tennis and golf as his physical outlet.



JAMES LOURIE
VP OF SALES

Jim's career started in print advertising in Massachusetts. He has been credited for helping to launch the Tab publications that are still printing in over 50 cities in Massachusetts, which was acquired by the Boston Herald in 2005.

Jim also helped launch "MetroBoston" in 2001 and served the company until it was sold to the Boston Globe & New York times in 2006.

Jim has helped launch many new products in several industries, worked on major political campaigns and created sales and marketing programs for many Fortune 500 companies. He has experience in almost every advertising discipline including print, TV, radio, direct mail, online and social media.



ALEX HACHE, JR.
CO-FOUNDER & CFO

Alexander Hache Jr. (Alex) is the Chief Financial Officer at Healing Budz, where his responsibilities include managing the company's finances and will be playing a crucial role in Healing Budz initial public offering.

Prior to joining the team at Healing Budz, Alex has an extensive background in finance, accounting, and taxation. He has served as a consultant for other Pre-IPO's, in the capacity of operations and finance.

In over 10 years of public accounting experience Alex has been an integral part of numerous companies by assisting in tax planning while keeping them compliant in all aspects of reporting for taxation and accounting, on the federal, state, and local levels. With his experience in multiple industries, Alex has also been responsible for negotiating and securing financing for numerous companies over the years.

Outside of work, Alex enjoys spending time with his wife and their two dogs, as well as playing softball, golf, and working out.

Alex holds a BS in Business Administration with a concentration in Accounting and Taxation, and a minor in Psychology.

Healing Budz App is a mobile and web tool that allows patients, practitioners and caregivers to access resources, discussion groups, blogs and provider locations to obtain natural, herbal and holistic remedies. The Healing Budz application creates and interactive experience where users can take part in and contribute to the extension of knowledge.


BUDZ MAP
Jane from Miami, FL has asked:
Q:
Does cannabis cure cancer?
A:
420 Budz have been notified.
You should receive an answer shortly.
Q&A
GROUPS
STRAINS
BUDZ MAP
Girl Scout Cookies
200 Reviews
STRAIN DETAILS
LOCATE THIS BUD
Heart Disease
Cancer Treatment

X.X HEALING BUDZ FOR BUSINESS

Social media presents mighty digital marketing opportunities for the cannabis industry. But due to its Schedule I designation, many social media platforms prohibit paid cannabis advertising, even medical marijuana. Healing Budz is a platform where businesses can lawfully connect with patients and freely discuss relevant products and services without the need for direct advertising.

Think of your Healing Budz page as an easily-searchable version of your website. Here, you can post your location, hours of operation, images, news updates, articles, and any other information that your audience will find valuable. Post news updates, medical articles, deals and specials, questions to your followers; play with different messaging to see what resonates. Share beautiful pictures of your products, your storefront, and any other imagery that both reflects your brand and the values of your patients.

It's tempting to use all kinds of social media channels for your business; just like you do for your personal life. But you know the content laws applied to cannabis brands and retail businesses? Healing Budz encourages a professional but friendly tone so don't come off as too casual or cavalier. If your brand is playful, show your whimsical side; if you're a clinic or law firm, adopt a more educational angle. Learn more about how to help Healing Budz become a thriving community through our Growth Fountain crowdfunding effort.





Chart: Highlights



Market Analysis

Potential Customers	GROWTH	2018	2019	2020	2021	2022	CAGR
Community Members	100%	460,000	920,000	1,840,000	3,680,000	7,360,000	100%
Practitioners	100%	1,000	2,000	4,000	8,000	16,000	100%
Merchants	50%	3,700	5,550	8,325	12,488	18,732	50%
Total	99.73	464,700	927,550	1,852,325	3,700,488	7,394,732	99.73%



■ Community Members
■ Practitioners
■ Merchants

Sales Forecast

Sales	2018	2019	2020	2021	2022
Business Subscribers	$3,982,067	$14,686,285	$23,293,633	$24,601,310	$24,601,210
Pay-Per-Click Advertising	$69,619	$241,500	$560,000	$840,000	$840,000
Banner Advertising	$101,336	$282,580	$358,200	$716,400	$716,400
Mini Commercials	$122,799	$282,580	$358,200	$716,400	$716,400
Total Sales	$4,425,821	$15,492,945	$24,570,033	$26,874,110	$26,874,110
Direct Costs A	$115,920	$386,316	$800,150	$1,120,205	$1,120,205

Personnel Plan

	2018	2019	2020	2021	2022
Employee Related Expenses	$127,260	$184,330	$230,999	$265,466	$265,466
Salaries	$636,300	$921,690	$1,152,995	$1,327,331	$1,327,331
Total Payroll	$763,560	$1,106,020	$1,383,994	$1,592,797	$1,592,797

X.X STARTUP FUNDING

Startup Funding

Startup Expenses to Fund	$179,800
Startup Assets to Fund	$65,000
Total Funding Required	$244,800

Assets

Non-Cash Assets from Startup	$40,000
Non-Cash Requirements for Startup	$25,000
Additional Cash Raised	$335,200
Cash Balance on Starting Date	$360,200
Total Assets	$400,200

Liabilities and Capital

Liabilities	
Current Borrowing	$0
Long-Term Liabilities	$0
Accounts Payable (Outstanding Bills)	$0
Other Current Liabilities (Interest-Free)	$0
Total Liabilities	$0

Planned Investment	
Owner	$40,000
Investor	$40,000
Reg CF	$500,000
Additional Investment Required	$0
Total Planned Investment	$580,000
Loss at Startup (Startup Expenses)	($179,800)
Total Capital	$400,200
Total Capital and Liabilities	$400,200
Total Funding	$580,000

Pro Forma Profit and Loss

	2018	2019	2020	2021	2022
Sales	$4,275,821	$15,492,945	$24,570,033	$26,874,110	$26,874,010
Direct Cost of Sales	$231,840	$502,236	$1,600,300	$2,240,410	$2,240,410
Salaries Payroll	$763,560	$1,106,020	$1,383,994	$1,592,797	$1,592,797
Other Costs of Sales	$959,004	$2,062,000	$2,870,000	$4,620,000	$4,620,000
Total Cost of Sales	$1,954,404	$3,670,256	$5,854,294	$8,453,207	$8,453,207
Gross Margin	$2,321,417	$11,822,689	$18,715,739	$18,420,903	$18,420,803
Gross Margin %	54.29%	76.31%	76.17%	68.55%	68.55%
General & Admin Expenses					
General and Administrative Payroll	$0	$0	$0	$0	$0
Payroll	$636,300	$921,690	$1,152,995	$1,327,331	
Marketing	$839,000	$1,942,000	$2,275,000	$4,500,000	
Depreciation	$10,200	$46,500	$102,000		$201,750
Rent	$12,000	$73,200	$288,000		$288,000
Utilities	$4,980	$30,000	$60,000		$60,000

(Continued on next page)

Total General and Admin/ Computers/Technology	$27,180 $48,000	$149,700 $96,000	$450,000 $96,000	$549,750 $96,000	$736,500 $96,000
General and Administrative %	0.64%	0.97%	1.83%	2.05%	2.74%
Other Expenses					
Other Payroll	$0	$0	$0	$0	$0
Consultants	$0	$0	$0	$0	$0
Other Expenses	$0	$0	$0	$0	$0
Total Other Expenses	$0	$0	$0	$0	$0
Other %	0.00%	0.00%	0.00%	0.00%	0.00%
Total Operating Expenses	$27,180	$149,700	$450,000	$549,750	$736,500
Profit Before Interest and Taxes	$2,294,237	$11,672,989	$18,265,739	$17,871,153	$17,684,303
EBITDA	$2,304,437	$11,719,489	$18,367,739	$18,072,903	$18,072,803
Interest Expense	$0	$0	$0	$0	$0
Taxes Incurred	$688,271	$3,501,897	$5,479,722	$5,361,346	$5,305,291
Net Other Income	$0	$0	$0	$0	$0
Net Profit	$1,605,966	$8,171,092	$12,786,017	$12,509,807	$12,379,012
Net Profit/Sales	37.56%	52.74%	52.04%	46.55%	46.06%

Pro Forma Cash Flow

	2018	2019	2020	2021	2022
Cash Received					
Cash from Operations					
Cash Sales	$4,275,821	$15,492,945	$24,570,033	$26,874,110	$26,874,010
Subtotal Cash from Operations	$4,275,821	$15,492,945	$24,570,033	$26,874,110	$26,874,010
Additional Cash Received					
Non-Operating (Other) Income	$0	$0	$0	$0	$0
Sales Tax, VAT, HST/GST Received	$0	$0	$0	$0	$0
New Current Borrowing	$0	$0	$0	$0	$0
New Other Liabilities (interest-free)	$0	$0	$0	$0	$0
New Long-term Liabilities	$0	$0	$0	$0	$0
Sales of Other Current Assets	$0	$0	$0	$0	$0
Sales of Long-term Assets	$0	$0	$0	$0	$0
New Investment Received	$0	$0	$0	$0	$0
Subtotal Cash Received	$4,275,821	$15,492,945	$24,570,033	$26,874,110	$26,874,010

(Continued on next page)

X.X CASH FLOW

Expenditures	2018	2019	2020	2021	2022
Expenditures from Operations					
Cash Spending	$763,560	$1,106,020	$1,383,994	$1,592,797	$1,592,797
Bill Payments	$1,579,072	$5,979,287	$9,958,677	$12,383,038	$12,518,308
Subtotal Spent on Operations	$2,342,632	$7,085,307	$11,342,671	$13,975,835	$14,111,105
Subtotal Cash Spent	$2,342,632	$7,085,307	$11,342,671	$13,975,835	$14,111,105
Net Cash Flow	$1,933,189	$8,407,638	$13,227,362	$12,898,275	$12,762,905
Cash Balance	$2,293,389	$10,701,027	$23,928,388	$36,826,663	$49,589,568

Pro Forma Balance Sheet

	2018	2019	2020	2021	2022
Assets					
Current Assets					
Cash	$2,293,389	$10,701,027	$23,928,388	$36,826,663	$49,589,568
Other Current Assets	$40,000	$40,000	$40,000	$40,000	$40,000
Total Current Assets	$2,333,389	$10,741,027	$23,968,388	$36,866,663	$49,629,568
Long-term Assets	$0	$0	$0	$0	$0
Accumulated Depreciation	$10,200	$56,700	$158,700	$360,450	$748,950
Total Long-term Assets	($10,200)	($56,700)	($158,700)	($360,450)	($748,950)
Total Assets	$2,323,189	$10,684,327	$23,809,688	$36,506,213	$48,880,618
Liabilities and Capital	2018	2019	2020	2021	2022
Current Liabilities					
Accounts Payable	$317,023	$507,068	$846,413	$1,033,131	$1,028,523
Current Borrowing	$0	$0	$0	$0	$0
Other Current Liabilities	$0	$0	$0	$0	$0
Subtotal Current Liabilities	$317,023	$507,068	$846,413	$1,033,131	$1,028,523
Long-term Liabilities	$0	$0	$0	$0	$0
Total Liabilities	$317,023	$507,068	$846,413	$1,033,131	$1,028,523
Paid-in Capital	$580,000	$580,000	$580,000	$580,000	$580,000
Retained Earnings	($179,800)	$1,426,166	$9,597,258	$22,383,276	$34,893,083
Earnings	$1,605,966	$8,171,092	$12,786,017	$12,509,807	$12,379,012
Total Capital	$2,006,166	$10,177,258	$22,963,276	$35,473,083	$47,852,095
Total Liabilities and Capital	$2,323,189	$10,684,327	$23,809,688	$36,506,213	$48,880,618
Net Worth	$2,006,166	$10,177,258	$22,963,276	$35,473,083	$47,852,095

Pro Forma Ratio Analysis

	2018	2019	2020	2021	2022	Industry Profile
Sales Growth	n.a.	262.34%	58.59%	9.38%	0.00%	0.00%
Percent of Total Assets						
Other Current Assets	1.72%	0.37%	0.17%	0.11%	0.08%	100.00%
Total Current Assets	100.44%	100.53%	100.67%	100.99%	101.53%	100.00%
Long-term Assets	-0.44%	-0.53%	-0.67%	-0.99%	-1.53%	0.00%
Total Assets	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Current Liabilities	13.65%	4.75%	3.55%	2.83%	2.10%	0.00%
Long-term Liabilities	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total Liabilities	13.65%	4.75%	3.55%	2.83%	2.10%	0.00%
Net Worth	86.35%	95.25%	96.45%	97.17%	97.90%	100.00%
Percent of Sales						
Sales	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Gross Margin	54.29%	76.31%	76.17%	68.55%	68.55%	0.00%
Selling, General & Administrative Expenses	16.73%	23.57%	24.13%	22.00%	22.48%	0.00%
Advertising Expenses	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Profit Before Interest and Taxes	53.66%	75.34%	74.34%	66.50%	65.80%	0.00%

(Continued on next page)

X.X BUSINESS RATIOS

Main Ratios						
Current	7.36	21.18	28.32	35.68	48.25	0.00
Quick	7.36	21.18	28.32	35.68	48.25	0.00
Total Debt to Total Assets	13.65%	4.75%	3.55%	2.83%	2.10%	0.00%
Pre-tax Return on Net Worth	114.36%	114.70%	79.54%	50.38%	36.96%	0.00%
Pre-tax Return on Assets	98.75%	109.25%	76.72%	48.95%	36.18%	0.00%
Additional Ratios	2018	2019	2020	2021	2022	
Net Profit Margin	37.56%	52.74%	52.04%	46.55%	46.06%	n.a
Return on Equity	80.05%	80.29%	55.68%	35.27%	25.87%	n.a
Activity Ratios						
Accounts Payable Turnover	5.98	12.17	12.17	12.17	12.17	n.a
Payment Days	27	24	24	27	30	n.a
Total Asset Turnover	1.84	1.45	1.03	0.74	0.55	n.a
Debt Ratios						
Debt to Net Worth	0.16	0.05	0.04	0.03	0.02	n.a
Current Liab. to Liab.	1.00	1.00	1.00	1.00	1.00	n.a
Liquidity Ratios						
Net Working Capital	$2,016,366	$10,233,958	$23,121,976	$35,833,533	$48,601,045	n.a
Interest Coverage	0.00	0.00	0.00	0.00	0.00	n.a
Additional Ratios						
Assets to Sales	0.54	0.69	0.97	1.36	1.82	n.a
Current Debt/Total Assets	14%	5%	4%	3%	2%	n.a
Acid Test	7.36	21.18	28.32	35.68	48.25	n.a
Sales/Net Worth	2.13	1.52	1.07	0.76	0.56	n.a
Dividend Payout	0.00	0.00	0.00	0.00	0.00	n.a

Pro Forma Sales Forecast

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Sales												
Business Subscribers	$73,460	$91,825	$114,781	$143,476	$179,345	$224,181	$280,226	$350,282	$437,852	$547,315	$684,144	$855,180
Pay-per-click Advertising	$500	$700	$980	$1,372	$1,921	$2,689	$3,765	$5,271	$7,379	$10,331	$14,463	$20,248
Banner Advertising	$995	$1,343	$1,813		$3,305	$4,462	$6,024	$8,132	$10,978	$14,820	$20,007	$27,009
Mini Commercials	$3,980	$4,617	$5,356	$6,213	$7,207	$8,360	$9,698	$11,250	$13,050	$15,138	$17,560	$20,370
Total Sales	$78,935	$98,485	$122,930	$153,509	$191,778	$239,692	$299,713	$374,935	$469,259	$587,604	$736,174	$922,807
Direct Cost of Sales	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Direct Costs A	$9,660	$9,660	$9,660	$9,660	$9,660	$9,660	$9,660	$9,660	$9,660	$9,660	$9,660	$9,660
Direct Costs B	$9,660	$9,660	$9,660	$9,660	$9,660	$9,660	$9,660	$9,660	$9,660	$9,660	$9,660	$9,660
Subtotal Direct Cost of Sales	$19,320	$19,320	$19,320	$19,320	$19,320	$19,320	$19,320	$19,320	$19,320	$19,320	$19,320	$19,320

Pro Forma Personnel Plans

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Salaries Personnel												
Employee Related Expenses	$10,605	$10,605	$10,605	$10,605	$10,605	$10,605	$10,605	$10,605	$10,605	$10,605	$10,605	$10,605
Salaries	$53,025	$53,025	$53,025	$53,025	$53,025	$53,025	$53,025	$53,025	$53,025	$53,025	$53,025	$53,025
Subtotal	$63,630	$63,630	$63,630	$63,630	$63,630	$63,630	$63,630	$63,630	$63,630	$63,630	$63,630	$63,630
Total Payroll	$63,630	$63,630	$63,630	$63,630	$63,630	$63,630	$63,630	$63,630	$63,630	$63,630	$63,630	$63,630

Pro Forma Profit and Loss

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Sales	$78,935	$98,485	$122,930	$153,509	$191,778	$239,692	$299,713	$374,935	$469,259	$587,604	$736,174	$922,807
Direct Cost of Sales	$19,320	$19,320	$19,320	$19,320	$19,320	$19,320	$19,320	$19,320	$19,320	$19,320	$19,320	$19,320
Salaries Payroll	$63,630	$63,630	$63,630	$63,630	$63,630	$63,630	$63,630	$63,630	$63,630	$63,630	$63,630	$63,630
Other Costs of Sales	$79,917	$79,917	$79,917	$79,917	$79,917	$79,917	$79,917	$79,917	$79,917	$79,917	$79,917	$79,917
Total Cost of Sales	$162,867	$162,867	$162,867	$162,867	$162,867	$162,867	$162,867	$162,867	$162,867	$162,867	$162,867	$162,867
Gross Margin	($83,932)	($64,382)	($39,937)	($9,358)	$28,911	$76,825	$136,846	$212,068	$306,392	$424,737	$573,307	$759,940
Gross Margin %	-106.33%	-65.37%	-32.49%	-6.10%	15.08%	32.05%	45.66%	56.56%	65.29%	72.28%	77.88%	82.35%

(Continued on next page)

X.X PROFIT AND LOSS

Operating Expenses												
Sales and Marketing Expenses												
Sales and Marketing Payroll	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Advertising/Promotion	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Other Sales and Marketing Expenses	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Total Sales and Marketing Expenses	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Sales and Marketing %	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
General and Administrative Expenses												
General and Administrative Payroll	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Marketing/Promotion	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Depreciation	$850	$850	$850	$850	$850	$850	$850	$850	$850	$850	$850	$850
Rent	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000
Utilities	$415	$415	$415	$415	$415	$415	$415	$415	$415	$415	$415	$415
Total General and Administrative Expenses	$2,265	$2,265	$2,265	$2,265	$2,265	$2,265	$2,265	$2,265	$2,265	$2,265	$2,265	$2,265
General and Administrative %	2.87%	2.30%	1.84%	1.48%	1.18%	0.94%	0.76%	0.60%	0.48%	0.39%	0.31%	0.25%
Other Expenses:												
Other Payroll	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Consultants	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Other Expenses	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Total Other Expenses	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Other %	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total Operating Expenses	$2,265	$2,265	$2,265	$2,265	$2,265	$2,265	$2,265	$2,265	$2,265	$2,265	$2,265	$2,265
Profit Before Interest and Taxes	$86,197	$66,647	$42,202	$11,623	$26,646	$74,560	$134,581	$209,803	$304,127	$422,472	$571,042	$757,675
EBITDA	$85,347	$65,797	$41,352	$10,773	$27,496	$75,410	$135,431	$210,653	$304,977	$423,322	$571,892	$758,525
Interest Expense	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Taxes Incurred	$25,859	$19,994	$12,661	$3,487	$7,994	$22,368	$40,374	$62,941	$91,238	$126,742	$171,313	$227,303
Net Profit	$60,338	$46,653	$29,541	$8,136	$18,652	$52,192	$94,207	$146,862	$212,889	$295,730	$399,729	$530,373
Net Profit/Sales	-76.44%	-47.37%	-24.03%	-5.30%	9.73%	21.77%	31.43%	39.17%	45.37%	50.33%	54.30%	57.47%

Pro Forma Cash Flow

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Cash Received												
Cash from Operations												
Cash Sales	$78,935	$98,485	$122,930	$153,509	$191,778	$239,692	$299,713	$374,935	$469,259	$587,604	$736,174	$922,807
Subtotal Cash from Operations	$78,935	$98,485	$122,930	$153,509	$191,778	$239,692	$299,713	$374,935	$469,259	$587,604	$736,174	$922,807
Subtotal Cash Received	$78,935	$98,485	$122,930	$153,509	$191,778	$239,692	$299,713	$374,935	$469,259	$587,604	$736,174	$922,807
Expenditures	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Expenditures from Operations												
Cash Spending	$63,630	$63,630	$63,630	$63,630	$63,630	$63,630	$63,630	$63,630	$63,630	$63,630	$63,630	$63,630
Bill Payments	$2,493	$74,988	$80,902	$88,297	$97,548	$109,125	$123,620	$141,779	$164,536	$193,074	$228,879	$273,831
Subtotal Spent on Operations	$66,123	$138,618	$144,532	$151,927	$161,178	$172,755	$187,250	$205,409	$228,166	$256,704	$292,509	$337,461
Additional Cash Spent												
Subtotal Cash Spent	$66,123	$138,618	$144,532	$151,927	$161,178	$172,755	$187,250	$205,409	$228,166	$256,704	$292,509	$337,461
Net Cash Flow	$12,812	($40,133)	($21,602)	$1,582	$30,600	$66,937	$112,463	$169,526	$241,093	$330,900	$443,665	$585,346
Cash Balance	$373,012	$332,879	$311,276	$312,858	$343,458	$410,395	$522,858	$692,385	$933,477	$1,264,378	$1,708,043	$2,293,389

X.X BALANCE SHEET

Pro Forma Balance Sheet

		Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Assets	Starting Balances												
Current Assets													
Cash	$360,200	$373,012	$332,879	$311,276	$312,858	$343,458	$410,395	$522,858	$692,385	$933,477	$1,264,378	$1,708,043	$2,293,389
Other Current Assets	$40,000	$40,000	$40,000	$40,000	$40,000	$40,000	$40,000	$40,000	$40,000	$40,000	$40,000	$40,000	$40,000
Total Current Assets	$400,200	$413,012	$372,879	$351,276	$352,858	$383,458	$450,395	$562,858	$732,385	$973,477	$1,304,378	$1,748,043	$2,333,389
Long-term Assets													
Long-term Assets	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Accu-mulated Deprec-iation	$0	$850	$1,700	$2,550	$3,400	$4,250	$5,100	$5,950	$6,800	$7,650	$8,500	$9,350	$10,200
Total Long-term Assets	$0	($850)	($1,700)	($2,550)	($3,400)	($4,250)	($5,100)	($5,950)	($6,800)	($7,650)	($8,500)	($9,350)	($10,200)
Total Assets	$400,200	$412,162	$371,179	$348,726	$349,458	$379,208	$445,295	$556,908	$725,585	$965,827	$1,295,878	$1,738,693	$2,323,189

(Continued on next page)

X.X BALANCE SHEET

Liabilities and Capital		Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Current Liabilities													
Accounts Payable	$0	$72,300	$77,969	$85,058	$93,926	$105,024	$118,919	$136,325	$158,140	$185,494	$219,814	$262,899	$317,023
Current Borrowing	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Other Current Liabilities	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Subtotal Current Liabilities	$0	$72,300	$77,969	$85,058	$93,926	$105,024	$118,919	$136,325	$158,140	$185,494	$219,814	$262,899	$317,023
Long-term Liabilities	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Total Liabilities	$0	$72,300	$77,969	$85,058	$93,926	$105,024	$118,919	$136,325	$158,140	$185,494	$219,814	$262,899	$317,023
Paid-in Capital	$580,000	$580,000	$580,000	$580,000	$580,000	$580,000	$580,000	$580,000	$580,000	$580,000	$580,000	$580,000	$580,000
Retained Earnings	$179,800	$179,800	$179,800	$179,800	$179,800	$179,800	$179,800	$179,800	$179,800	$179,800	$179,800	$179,800	$179,800
Earnings	$0	$60,338	$106,991	$136,532	$144,668	$126,016	$73,824	$20,383	$167,245	$380,134	$675,864	$1,075,593	$1,605,966
Total Capital	$400,200	$339,862	$293,209	$263,668	$255,532	$274,184	$326,376	$420,583	$567,445	$780,334	$1,076,064	$1,475,793	$2,006,166
Total Liabilities and Capital	$400,200	$412,162	$371,179	$348,726	$349,458	$379,208	$445,295	$556,908	$725,585	$965,827	$1,295,878	$1,738,693	$2,323,189
Net Worth	$400,200	$339,862	$293,209	$263,668	$255,532	$274,184	$326,376	$420,583	$567,445	$780,334	$1,076,064	$1,475,793	$2,006,166

X.X VALUATION

Funding Round	Founders at Formation			Friends and Family			Crowd Funding Round		
Share Price			$0.010			$1.000			$1.000
Investors	Invested	#Shares	%	Invested	#Shares	%	Invested	#Shares	%
Founders	?	2,500,000	100%	$0	2,400,00	96.00%	$0	1,400,000	56.00%
New Invester 1				$100,00	100,00	4.00%	$0	100,000	4.00%
Growth Fountain							$1,000,000	1,000,000	40.00%
Total	$0	2,500,000	100%	$100,000	2,500,000	100%	$100,000	2,500,000	100%
Pre-money-valuation	$10,000			$2,500,000			$2,500,000		
Post-money-valuation	$10.000			$2,600,000			$3,500,000		
Total Raised	$0			$100,000			$1,000,000		